Exhibit 99.1

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Assets

Current Assets
Cash	$3,710,545	$2,534,502
Accounts receivable	166,628	55,266
Receivable from shareholders	—	3,000,000
Other receivables and prepaid expenses	21,346	152,805
Deferred offering costs	385,317	—
Total current assets	4,283,836	5,742,573

Property and equipment, net	28,762	33,079
Intangible assets, net	267,783	270,795
Deferred tax assets, net	54,792	142,638
Total assets	$4,635,173	$6,189,085

Liabilities and shareholders’ equity

Current liabilities
Account payable	$—	$65,314
Deferred revenue (inclusive of $81,460 and 270,513 from related parties As of June 30, 2025 and December 31, 2024 respectively)	122,070	448,253
Other payables and accrued liabilities	20,574	162,073
Due to related parties	—	1,362,951
Taxes payable	92,860	81,046
Total current liabilities	235,504	2,119,637

Commitments and contingencies (Note 14)

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 5,290,000 shares issued and outstanding as of June 30,2025 and December 31, 2024, respectively**	529	529
Additional paid-in capital	5,999,484	5,999,484
Accumulated deficit	(1,568,162)	(1,931,686)
Accumulated other comprehensive (loss) income	(32,182)	1,121
Total shareholders’ equity	4,399,669	4,069,448
Total liabilities and shareholders’ equity	$4,635,173	$6,189,085

**	The share information is presented on a retrospective basis to reflect the reorganization and stock split (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Revenue:
Management consulting services	$746,683	$—
Management consulting services-related parties	329,358	239,368
Fund management revenue	251,666	—
Total revenues	1,327,707	239,368

Operating expenses:
Staff costs and employee benefits	(464,264)	(426,238)
Rental and office expenses (inclusive of $89,956 and nil from related parties for six months ended June 30, 2025 and 2024 respectively)	(110,155)	(244,251)
Professional fees	(259,373)	(30,254)
Depreciation	(3,975)	(860)
Other administrative expenses	(10,152)	(341)
Total operating expenses	(847,919)	(701,944)

Income (Loss) from operations	479,788	(462,576)

Other income (expense)
Interest income	4,634	550
Other expenses	(21,272)	—
Loss on short-term investment	—	(628)
Total other expenses, net	(16,638)	(78)

Income (Loss) before income taxes	463,150	(462,654)
Income tax expenses	99,626	—

Net income (loss)	363,524	(462,654)

Other comprehensive income
Foreign currency translation adjustment	(33,303)	(3,202)
Comprehensive income (loss)	$330,221	$(465,856)

Weighted average number of ordinary shares outstanding
Basic and diluted*	5,290,000	4,000,000

Earnings (Loss) per share
Basic and diluted*	$0.07	$(0.12)

*	The share information is presented on a retrospective basis to reflect the reorganization and stock split (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY(DEFICIT)

(Unaudited)

	Ordinary shares		Additional paid-in	Subscription	Accumulated	Accumulated other comprehensive
	Shares*	Amount*	capital	Receivable	Deficit	(loss) income	Total
Balance as of December 31, 2024	5,290,000	$529	$5,999,484	$—	$(1,931,686)	$1,121	$4,069,448
Net income	—	—	—	—	363,524	—	363,524
Foreign currency translation	—	—	—	—	—	(33,303)	(33,303)
Balance as of June 30, 2025 (Unaudited)	5,290,000	$529	$5,999,484	$—	$(1,568,162)	$(32,182)	$4,399,669

Balance as of December 31, 2023	4,000,000	$400	$—	$(387)	$(2,798,455)	$1,433	$(2,797,009)
Net loss	—	—	—	—	(462,654)	—	(462,654)
Foreign currency translation	—	—	—	—	—	(3,202)	(3,202)
Balance as of June 30, 2024 (Unaudited)	4,000,000	$400	—	$(387)	$(3,261,109)	$(1,769)	$(3,262,865)

*	The share information is presented on a retrospective basis to reflect the reorganization and stock split (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income(loss)	$363,524	$(462,654)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,975	860
Loss on Short-term investment	—	628
Change in operating assets and liabilities:
Increase in accounts receivable	(111,362)	—
Decrease in other receivables and prepaid expenses	131,459	45,978
Decrease in deferred tax assets	87,846	—
Decrease in accounts payable	(65,314)	(14,970)
Decrease in other payables and accrued liabilities	(141,499)	(13,010)
Decrease in deferred revenue	(326,183)	—
Increase in taxes payable	11,814	—
Net cash used in operating activities	(45,740)	(443,168)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	3,000,000	—
Loans from related parties	—	389,333
Repayment of loans to related party	(1,362,951)	—
Payment of deferred offering costs	(385,317)	—
Net cash provided by financing activities	1,251,732	389,333
Effect of exchange of rate on cash	(29,949)	(3,390)

Increase (Decrease) in cash	1,176,043	(57,225)
Cash, beginning of year	2,534,502	74,898
Cash, end of year	$3,710,545	$17,673

Supplemental disclosures of cash flow information
Cash paid for income tax expense	$—	$—
Cash paid for interest expense	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Nature of business and organization

Hang Feng Technology Innovation Co., Ltd. (“Hang Feng”) is a holding company incorporated on October 15, 2024, under the laws of the Cayman Islands. Hang Feng and all its subsidiaries are hereafter referred to as the “Company”. The diagram below illustrates the Company’s corporate structure:

Hang Feng has no substantial operations other than holding all of the outstanding share capital of Starchain Investment Trading Limited (“Starchain”), Hang Feng Capital Management Limited (“HF CM”), Shine Prosperity Holding Limited (“Shine Prosperity”) and Hang Feng Fund SPC (“HF Fund SPC”). Shine Prosperity is also a holding company holding all of the outstanding share capital of Hang Feng International Asset Management Limited (“HF IAM”).

HF CM was incorporated on November 30, 2023 and on July 25, 2024, Lifong Lee transferred 100 ordinary shares of HF CM, representing 100% equity interests of HF CM, to Hang Feng International Holdings Co., Limited (“HF Holdings”) for US$1 (“US$” is to the lawful currency of the United States). On October 28, 2024, HF Holdings transferred these 100 ordinary shares of HF CM to Hang Feng for US$1, HF CM had no actual operations as of the acquisition date.

Hang Feng acquired 100% equity interest in Shine Prosperity by way of purchase, the equity transaction was approved by the Hong Kong Securities and Futures Commission (“SFC”) on December 30, 2024. The SFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (“SFO”), unless any exemption under the SFO applies, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the SFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong. There are 13 types of regulated activities as defined in schedule 5 “Regulated Activities” to the SFO, of which the Type 4 and Type 9 are advising on securities and asset management. HF IAM has the license of Type 4 and Type 9, which allows it to engage in advising on securities and asset management business in Hong Kong.

On July 25, 2024, HF Fund SPC was incorporated under the laws of Cayman Islands as an exempt company with limited liability and as a wholly owned subsidiary of HF Holdings. On October 29, 2024, Hang Feng acquired 100 ordinary shares of HF Fund SPC from HF Holdings for US$100. As of the acquisition date, HF Fund had no actual operations.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Nature of business and organization (cont.)

Starchain was controlled by its director and shareholder, YEUNG, Sing Yuet Sherry, who is the wife of Mr. Fenglei Qian, the major shareholder of HF Holdings, from its incorporation until October 2024. On November 1, 2024, YEUNG Sing Yuet Sherry transferred her 100% ownership in Starchain to Hang Feng, and Starchain became a wholly-owned subsidiary of Hang Feng. The share transfer was accounted for as a business combination under common control, as there was no change of control before or after the transfer of equity interests in Starchain.

The Company, through its subsidiaries, provides management consulting services, asset and fund management services in Hong Kong. As of as of June 30, 2025, the Company has direct or indirect interests in the following subsidiaries:

Name	Background	Ownership
Starchain Investment Trading Limited (“Starchain”)	● A Hong Kong company ● Incorporated on June 12, 2017 ● Management Consulting Services	100%
Shine Prosperity Holding Limited (“Shine Prosperity”)	● A British Virgin Islands company ● Incorporated on November 13, 2020	100%
Hang Feng International Asset Management Limited (“HF IAM”)	● A Hong Kong company ● Incorporated on April 1, 2019 ● Asset Management	100% owned by Shine Prosperity
Hang Feng Capital Management Limited (“HF CM”)	● A British Virgin Islands company ● Incorporated on November 30, 2024 ● Fund Management	100%
Hang Feng Fund SPC (“HF Fund SPC”)	● A Cayman Islands company ● Incorporated on July 25, 2024	100%

The Company believed that it was appropriate to reflect the reorganization on a retroactive basis as if such structure had existed at the beginning of the first period presented in the accompanying consolidated financial statements and in accordance with Accounting Standards Codification (“ASC”)  805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The Company has retroactively adjusted all share and per share data for all periods presented. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the consolidated financial statements.

The Company effected a stock split at a ratio of 1-to-400 on February 24, 2025 by issuing new shares to its shareholders in the same proportion. All references to numbers of ordinary shares, per-share data and additional paid-in capital in the accompanying consolidated financial statements were adjusted to reflect such issuance of shares on a retrospective basis.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto for the fiscal years ended December 31, 2024 and 2023 included in the Company’s registration statement on Form F-1, as amended (File No. 333-287284), filed on August 29, 2025.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company transactions and balances between members of the Company are eliminated in consolidation.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Foreign currency translation

The Company and its wholly-owned subsidiaries use US$ as their reporting currency. The functional currency of the Company’s subsidiaries in British Virgin Islands is US$ and the Company’s subsidiaries in Hong Kong is Hong Kong dollar (“HK$”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations during the year in which they occur.

Translation of foreign currencies

The functional currency is US$ for the Company’s British Virgin Islands operations and HK$ for all other entities’ operations. The Company’s reporting currency is the US$. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of operations accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

	For the Six Months Ended June 30,
	2025	2024
Average rate	7.7985	7.8206

	As of June 30, 2025	As of December 31, 2024
Year-end spot rate	7.8498	7.7625

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, the useful lives of property and equipment and intangible assets and impairment of long-lived assets. Actual results could differ from these estimates.

Fair value measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurements and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

●	Level 2 inputs to the valuation methodology include quoted prices, other than those included in Level 1 for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts included in current assets and current liabilities in the consolidated balance sheets approximate their fair values because of the short-term nature of such instruments. The Company values its short term investment using quoted prices in active markets, and accordingly the Company classifies the valuation techniques that use these inputs as Level 1.

Cash

Cash represents cash in bank accounts. The Company maintains bank accounts in Hong Kong. Management believes that the Company is not exposed to any significant credit risk on cash. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2025 and December 31, 2024, the Company did not have any cash equivalents.

Accounts receivable

The Company adopted Accounting Standards Codification “Financial Instruments — Credit Losses” (“ASC 326”) on January 1, 2023. Accounts receivables are presented net of an allowance for doubtful accounts. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance is classified as “Asset impairment loss” in statements of operations and comprehensive income. The Company assesses collected ability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collected ability issues.

In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred. No allowance was required as of June 30, 2025 and December 31, 2024. The accounts receivable balance of US$166,628 as of June 30, 2025 was collected on July 23, 2025.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Receivable from shareholders

The Company issued new shares to five investors on December 30, 2024, and they recognized US$3 million receivable from these investors as of December 31, 2024, which was subsequently received on January 9, 2025.

Other receivables and prepaid expenses

Other receivables and prepaid expenses include rental deposits for rents and advance payments made to vendors for certain services. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2025 and December 31, 2024.

Leases

The Company accounts for leases in accordance with ASC Topic 842, “Leases”(“ASC 842”). The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the lease. The Company reviewed the underlying objective of each contract, the terms of the contract, and consider current and future business conditions when making these judgments.

The Company has elected not to record assets and liabilities for leasing arrangements on the consolidated balance sheet because all of the Company’s leases had a lease term of 12 months or less and the Company currently does not have a long-term lease agreement, and may decide later whether to sign a long-term lease based on the development of the business. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over their estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life
Office equipment and furnishings	3 – 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and other comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of an asset, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either be finite or indefinite based on the nature of the intangible assets. The Company’s intangible assets represent Type 4 and Type 9 licenses acquired which allows the Company to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. Pursuant to the provisions of SFO, there is no expiry date for Type 4 and Type 9 licenses, and there are no laws, regulations or contractual agreements restricting the expiry date of Type 4 and Type 9 licenses, and the minimum regulatory capital requirements for Type 4 and Type 9 licenses are not material in amount, so management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also evaluated annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Deferred offering costs

Deferred offering costs consist of costs incurred in connection with the Company’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the planned initial public offering. As of June 30, 2025, the Company deferred US$385,317 of offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

Impairment for long-lived assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset Company), when the market prices are not readily available.

The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of June 30, 2025 and December 31, 2024, no impairment of long-lived assets was recognized.

Account payable

Accounts payable arise from the Company’s management consulting services. The Company may delegate part of the tasks to third-party companies depending on the contents of the consulting services, and the account payable represent amounts not settled with those suppliers.

Deferred revenue

Deferred revenue represents advance payments received from customers before all of the relevant criteria for revenue recognition are met.

Other payables and accrued liabilities

Accrued liabilities mainly include accrued rent and operating expenses. Other payables consist primarily of consideration payable in connection with the acquisition of 100% of equity interest in Shine Prosperity on December 30, 2024, which was subsequently paid on January 28, 2025.

Business combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC Topic 805, “Business Combinations”. The purchase method of accounting requires that the consideration transferred to be allocated to the net assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

The excess of (i) the total of the fair value of considerations transferred, the fair value of the non-controlling interests (if any) and previously held equity interest (if any) over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Revenue recognition

The Company applied ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), for all periods presented.

The core principle underlying the revenue recognition standard is that the Company will recognize revenue to represent the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of services transfers to a customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligation. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

The Company is engaged in the provision of management consulting services, asset and fund management services. The service offerings mainly comprise the following:

Type I. Corporate Management Consulting Service

Through one of its wholly owned subsidiaries in Hong Kong, Starchain, the Company provides corporate management consulting services in exchange for service fees, primarily serving clients listed on the Hong Kong Stock Exchange and U.S. stock exchanges. Starchain specializes in delivering structured and tailored consulting solutions to meet the unique needs of our clients. Specifically, these services include:

(i)	Management consulting — providing strategic insights and recommendations to drive business growth, delivering performance management reports, advising on key performance indicators (KPIs) and how to measure and optimize performance effectively; and

(ii)	Regulatory compliance and governance consulting — providing comprehensive regulatory and compliance consulting services, assisting to mitigate compliance risks and adopt best practices for corporate governance, ensuring compliance during company setup and maintaining statutory records to uphold proper corporate governance.

The Company enters into consulting agreements with its customers for the provision of management consulting services. The scopes of work under management consulting services can vary from contract to contract.

Such contracts generally stipulates the Company to fulfil certain discrete tasks such as submitting relevant reports (such as market research reports, regulatory compliance reports, business development reports) in accordance with the clients’ specific requirements within the specified time frame. The contract term generally requires the client to pay upfront payment upon signing the contract and outlines distinguishable price of each separate service, the criteria for completion of each service and the terms of payment. As this type of contract involves several unrelated, divisible or distinct tasks, the Company concludes that each service under the contract to be accounted for as a separate performance obligation. Revenue is recognized based on the point in time of receiving confirmation letters from clients because it is the time when the performance obligation for consulting services is satisfied.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Apart from the above mentioned services, the Company is also engaged to provide execution services over a certain period of time, such as assisting the client in maintaining client relationships, improving operational efficiency, liaising with various professional parties etc. The Company concludes that such services (i) is distinct and (ii) meets the criteria for recognizing revenue over time.

For corporate management consulting service, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the services provided (ii) having rights in select third party vendors for simple services and establish pricing (iii) the Company does integrate different services by itself and outsourced vendors with the Company’s promise to provide the services according to the contract. Therefore, the Company acts as the principal of these arrangements and reports revenue on a gross basis.

Type II. Asset Management Service

Through our wholly owned subsidiaries in the Cayman Islands, British Virgin Islands, and Hong Kong — namely HF Fund SPC, HF CM, and HF IAM — we currently offer asset management services exclusively to professional investors.

HF Fund SPC is an open-ended investment fund regulated by the CIMA, and focuses its investment in the secondary market, primarily targeting publicly listed companies in the global technology and innovation sectors. HF CM is an approved investment manager registered with the FSC, and acts as the investment manager of HF Fund SPC. HF IAM is an entity with Type 4 (advising on securities) and Type 9 (asset management) licenses issued by the SFC. It is qualified to provide asset management services to professional investors, including discretionary account management services, fund management, and other customized investment solutions.

HF CM handles the process of client’s subscription to HF Fund SPC, distributing fund offering documents, processing subscription applications, and conducting KYC (Know Your Customer) and AML (Anti-Money Laundering) checks. In addition, HF CM provides fund management services to HF Fund SPC, including portfolio management, compliance with investment mandates, and executing investment decisions.

As of date of this prospectus, HF CM acts as the fund manager of the Global Innovation SP portfolio under HF Fund SPC, while HF IAM serves as the investment advisor to this portfolio. The Global Innovation SP portfolio primarily invests in public equities of global technology companies that demonstrate unique innovation and high growth potential in the AI and blockchain sectors. HF Fund SPC’s investors mainly consist of high-net-worth individuals and private companies qualified as professional investors in Hong Kong.

As part of our business strategic transition, we are planning to expand the asset management services to a more tailored and sophisticated approach to investment management. This includes (i) discretionary account management services, where the fund managers will actively manage client portfolios based on predefined investment objectives, risk tolerance, and market conditions; and (ii) customized investment solutions, providing clients with personalized strategies that align with their unique investment preferences and long-term objectives. By combining in-depth market research, AI-driven analytics, and active portfolio management, we aim to enhance investment outcomes and deliver value-driven solutions that meet the evolving needs of our clients. The launch of these new services is contingent on several factors, including the necessary regulatory license and a stronger partnership with professional partners. As of the date of this prospectus, HF IAM has submitted its application for the Type 1 (dealing in securities) license to SFC, which is pending as of the date of this prospectus. We are also working to establish strategic partnerships with professional services providers in the industry to expand our client base.

1. Fund subscription services

The Company acts as an invest manager between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at a fixed rate of the total subscription amount to fund subscriber through funds when the subscription of funds is completed. Fund subscription fee charged to fund subscribers for subscription of funds is recognized at a point in time when participating share is successfully subscribed in accordance with the provisions of the service contract.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

The entire service fee from clients is non-refundable and there is no variable consideration, significant financing components or non-cash consideration in the contracts. Therefore, The Company concludes that fund subscription services to be accounted for as a single performance obligation and the fees as stipulated in the contract is recognized based on the point in time when the subscription of funds is completed.

2. Fund management services

The Company acts as an investment manager to the fund and provides investment services in exchange for monthly fee at a fixed rate of the total subscription amount. The Company enters a distinct contract with its clients for the provision of fund management services. The Company concludes that each monthly fund management services (i) is distinct and (ii) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month.

For asset management service, the Company consider itself as provider of the services, which is evidenced by (i) the Company is primarily responsible to provide asset management services to its customers; (ii) The Company has discretion in establishing the price for such services; and (iii) the Company bears the risk of the services. Therefore, the Company acts as the principal of the arrangements and reports revenue on a gross basis.

The benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly fund management service satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenue on a monthly basis as it meets its performance obligations throughout the term of the contract based on the fees set forth in the fund management service contract.

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the six months ended June 30,
	2025	2024
REVENUE
Corporate Management Consulting Services:
Management consulting services	$746,683	$—
Management consulting services-related parties	329,358	239,368

Asset Management Services:
Fund management services	251,666	—
Total	$1,327,707	$239,368

Revenue disaggregated by timing of revenue recognition for the six months ended June 30, 2025 and 2024 is disclosed in the table below:

	For the six months ended June 30,
	2025	2024
Point in time:
Management consulting services	$596,667	$—
Fund subscription services	—	—

Over time:
Management consulting services	$479,374	$239,368
Fund management services	251,666	—

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Operating expenses

Operating expenses mainly consist of staff costs and employee benefits, rental and office expenses, professional fees, depreciation charges and other administrative expenses.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,845(HKD30,000).

Income taxes

HF Fund and Hang Feng are not subject to tax on income or capital gains under the current laws of the Cayman Islands. HF CM, Shine Prosperity are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Although HF CM is established in BVI, its income may be recognized by the Hong Kong Inland Revenue Department as being subject to income tax as its operations and management are located in Hong Kong. HF CM accrued this portion of its income taxes based on taxable income in an amount of $4,441 for the six months ended June 30, 2025. Starchain and HF IAM are incorporated in Hong Kong which are subject to Hong Kong profits tax under Inland Revenue Department Ordinance at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million (approximately $256,000) and 16.5% for any assessable profits in excess of HK$2 million (approximately $256,000).

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred as of June 30, 2025. As of June 30, 2025, income tax returns for the tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination.

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income (loss) consisted of net income (loss) and unrealized gain (loss) from foreign currency translation adjustment.

Earnings (Loss) per share

The Company reports basic earnings or loss per share in accordance with FASB ASC 260, “Earnings Per Share”. Basic earnings per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the effect of dilutive securities during the reporting period. Any potentially dilutive securities that have an anti-dilutive impact on the per share calculation are excluded. During periods in which the Company reports a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of the inclusion of all potentially dilutive securities would be anti-dilutive. For six-months periods ended  June 30, 2025 and 2024, there were no potentially dilutive securities considered in the calculation of diluted loss per common share due to net losses for each period.

Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations and tax matters.

In accordance with FASB ASC 450-20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss. The amendments improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company considers that the guidance will not have a significant impact on the disclosures set out in these consolidated financial statements (see Note 11).

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (i) disclose specific categories in the rate reconciliation and (ii)) provide additional information for reconciling items that meet a quantitative threshold. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

In May 2024, the FASB issued ASU 2024-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2024-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2024-09. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

In December 2024, the FASB issued ASU 2024-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in ASU 2024-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in ASU 2024-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption of the amendments is permitted, including adoption in any interim period for (1) public business entities for periods for which financial statements have not yet been issued and (2) all other entities for periods for which financial statements have not yet been made available for issuance.

An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Business combinations

Acquisition of Shine Prosperity

Hang Feng acquired 100% equity interest (10,000 ordinary shares) of Shine Prosperity by way of purchase, and the equity transaction was approved by the SFC on December 30, 2024. HF IAM has the licenses of Type 4 and Type 9, which allows it to engage in advising on securities and asset management business in Hong Kong. The price for the acquisition of the equity interest was US$193,237(of which US$127,537 was due to third parties and the remaining US$65,700 was due to HF Holdings), which represents the fair value of the identifiable net assets of Shine Prosperity and HF IAM. All amounts payable for the acquisition were paid on January 28, 2025.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3 — Business combinations (cont.)

The following table summarizes the fair value of the identifiable assets and liabilities at the acquisition date, which represents the net purchase price allocation at the date of the acquisition in accordance with ASC 805 — Business Combinations. The fair value of Shine Prosperity and its subsidiary is shown below.

Fair Value
Cash	$73,516
Intangible assets	270,795
Total assets	344,311
Other payable-related parties	(117,034)
Accrued expenses and other liabilities	(3,994)
Deferred revenue	(30,046)
Total liabilities	(151,074)
Net assets acquired	$193,237

The following unaudited pro forma financial statements reflects historical operating results of the Company, including the unaudited pro forma results of Shine Prosperity and its subsidiary for the six months ended June 30, 2024, as if the business combination had occurred as of January 1, 2023. The unaudited pro forma financial information set forth below reflects adjustments to the historical data of the Company to give effect to Shine Prosperity and its subsidiary acquisition as if the acquisition had occurred on January 1, 2023. The unaudited pro forma information presented below does not purport to represent what the actual results of operations would have been for the periods indicated, nor does it purport to represent the Company’s future results of operations. The following table summarizes the results of operations for the six months ended June 30, 2024 (on an unaudited pro forma basis):

	For the Six Months Ended June 30, 2024 (Unaudited)
	The Company	Shine Prosperity and its subsidiary	Adjustment for Business Combination	Pro Forma Combined
Revenue:
Management consulting services	$—	$—	$—	$—
Management consulting services-related parties	239,368	—	—	239,368
Fund subscription revenue	—	—	—	—
Fund management revenue	—	—	—	—
Advisory revenue	—	—	—	—
Total revenues	239,368	—	—	239,368
Operating expenses:
Staff costs and employee benefits	(426,238)	(40,652)	—	(466,890)
Rental and office expenses	(244,251)	—	—	(244,251)
Professional fees	(30,254)	(8,449)	—	(38,703)
Depreciation	(860)	—	—	(860)
Other administrative expenses	(341)	(22)	—	(363)
Total operating expenses	(701,944)	(49,123)	—	(751,067)
Income (Loss) from operations	(462,576)	(49,123)	—	(511,699)
Other income (expense)
Interest income	550	230	—	780
Loss on short-term investment	(628)	—	—	(628)
Total other income (expenses), net	(78)	230	—	152
Loss before income taxes	(462,654)	(48,893)	—	(511,547)
Income tax expenses	—	—	—	—
Net loss	(462,654)	(48,893)	—	(511,547)
Other comprehensive income
Foreign currency translation adjustment	(3,202)	(481)	—	(3,683)
Comprehensive loss	$(465,856)	$(49,374)	$—	$(515,230)
Weighted average number of ordinary shares outstanding
Basic and diluted*				4,000,000
Earnings per share
Basic and diluted*				$(0.13)

*	The share information is presented on a retrospective basis to reflect the reorganization and stock split (Note 1).

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 — Other receivables and prepaid expenses

Other receivables and prepaid expenses consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Rent deposits	$4,924	$92,754
Prepaid expenses	16,422	60,051
Total	$21,346	$152,805

Note 5 — Property and equipment, net

Property and equipment consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Office Furniture & Equipment	$48,820	$49,370
Less: accumulated depreciation	(20,058)	(16,291)
Total	$28,762	$33,079

Note 6 — Intangible assets, net

Intangible assets consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
License (Type 4 and Type 9)	$267,783	$270,795

The licenses of Type 4 and Type 9 have eligibility rights to provide advisory services on securities and asset management in Hong Kong. Management has determined that such assets have indefinite useful lives. As of June 30, 2025 and December 31, 2024, no impairment of Intangible assets was recognized.

Note 7 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30, 2025	December 31, 2024
	(Unaudited)
Acquisition of subsidiaries*	$—	$127,537
Salary payable	10,191	1,932
Others	10,383	32,604
Total	$20,574	$162,073

*	Hang Feng acquired 100% equity interest in Shine Prosperity by way of purchase on December 30, 2024. The price for the acquisition of the equity interest was US$193,237, which was due as of December 31, 2024 and was subsequently paid on January 28, 2025 (see Note 3). Of this acquisition, 66% of the shares were with third parties for US$127,537 reflected here, and 34% of the shares were with a related party for US$65,700 (see Note 12).

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8 — Deferred revenue

Deferred revenue represents advance payments received from customers before all of the relevant criteria for revenue recognition are met.

	June 30, 2025	December 31, 2024
	(Unaudited)
Beginning balance	448,253	—
Customer advances	14,550	1,372,735
Related party advances	80,000	770,513
Recognized as revenues	(420,733)	(1,696,833)
Ending balance	$122,070	$448,253

Note 9 — Taxes

Cayman Islands

Hang Feng and HF Fund were incorporated in the Cayman Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Shine Property and HF CM were incorporated in the British Virgin Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s Hong Kong subsidiaries (Starchain and HF IAM) are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million (approximately US$256,000) and 16.5% for any assessable profits in excess of HK$2 million (approximately US$256,000).

1. Taxation in the statements of operations represents:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	(Unaudited)	(Unaudited)
Hong Kong profits tax provision for the year:
Current	$12,799	$—
Deferred	86,827	—
	$99,626	$—

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 9 — Taxes (cont.)

Although HF CM was incorporated in BVI, its income may be recognized by the Hong Kong Inland Revenue Department as being subject to income tax as its operations and management are located in Hong Kong. The Company accrued this portion of its income taxes based on taxable income in an amount of US$4,441 and US$80,640 as of June 30, 2025 and December 31, 2024.

2.Deferred tax assets

The following table summarizes the significant components of deferred tax assets.

	June 30, 2025	December 31, 2024
	(Unaudited)
Opening balances	$142,638	$181,347
Net operating losses	28,359	—
Utilized during the year	(115,186)	(39,752)
Exchange rate difference	(1,019)	1,043
Less: valuation allowance	—	—
Deferred tax assets, net	$54,792	$142,638

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidences to the extent it could be objectively verified. As of June 30, 2025 and December 31, 2024, there were no valuation allowance recognized.

As of June 30, 2025 and December 31, 2024, the Company had net operating loss carry forwards indefinitely of US$41,149 and US$867,477, respectively, which fully arose from the subsidiary (Starchain) established in Hong Kong and can be carried forward indefinitely against future assessable profits.

Uncertain Tax Position

As of June 30, 2025 and December 31, 2024, the unrecognized tax benefits was nil, respectively, which would affect the effective tax rate if recognized. The company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the the six months ended June 30, 2025 and year ended December 31, 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

In general, the Hong Kong tax authority has up to six years to contact examinations of the Company’s tax filings. As of June 30, 2025, tax years ended December 31, 2019 through December 31, 2024 remain open for statutory examination by tax authorities.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 10 — Concentration of credit risk

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable.

The Company believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025 and December 31, 2024, cash balance of approximately US$3,710,545 and US$2,534,502, respectively, was maintained at financial institutions in Hong Kong.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Interest Rate Risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Company has not been exposed, nor do the Company anticipate being exposed, to material risks due to changes in interest rates. However, the Company’s future interest income may be lower than expected due to changes in market interest rates.

Foreign currency risk

The reporting currency of the Company is U.S. Dollar. To date a large portion of the revenues and expenses are denominated in Hong Kong Dollar and a large portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Inflation Risk

The Company does not believe that inflation has had a material effect on the Company’s business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if The Company’s operating expenses were to become subject to inflationary pressures, the Company may not be able to fully offset such higher expenses through price increases. The Company’s inability or failure to do so could harm the Company’s business, financial condition and results of operations.

Customer concentration risk

Details of the clients accounting for 10% or more of total operating revenue are as follows:

	For the six months ended June 30,
	2025		2024
	US$	%	US$	%
Customer A	—	—	239,368	100
Customer B	329,358	24.8		—
Total	329,358	24.8	239,368	100

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 10 — Concentration of credit risk (cont.)

Details of the clients which accounted for 10% or more of accounts receivable are as follows:

	As of June 30, 2025		As of December 31, 2024
	US$	%	US$	%
Customer C	—	—	55,266	100
Customer D	110,000	66	—	—
Customer E	50,000	30	—	—
Total	160,000	96	55,266	100

Note 11 — Segment reporting

The Company operates as a single reportable segment. The measure utilized by the Chief Operating Decision Maker (“CODM”) to evaluate performance and allocate resources is the Company’s consolidated results of operations prepared in accordance with U.S. GAAP. Significant operating expenses include sales and marketing, and general and administrative expenses, each of which is separately presented in the Consolidated Statements of Income. Other items affecting net income include interest expense. The table below presents the significant categories of revenue and expenses for the Company’s single operating segment.

	For the Six Months Ended June 30,
	2025	2024
Revenue:
Management consulting services	$746,683	$—
Management consulting services-related parties	329,358	239,368
Fund management revenue	251,666	—
Total revenues	1,327,707	239,368
Operating expenses:
Staff costs and employee benefits	(464,264)	(426,238)
Rental and office expenses (inclusive of $89,956 and nil from related parties for six months ended June 30, 2025 and 2024 respectively)	(110,155)	(244,251)
Professional fees	(259,373)	(30,254)
Depreciation	(3,975)	(860)
Other administrative expenses	(10,152)	(341)
Total operating expenses	(847,919)	(701,944)
Income (Loss) from operations	479,788	(462,576)
Other income (expense)
Interest income	4,634	550
Other expenses	(21,272)	—
Loss on short-term investment	—	(628)
Total other expenses, net	(16,638)	(78)
Income (Loss) before income taxes	463,150	(462,654)
Income tax expenses	99,626	—
Net income (loss)	363,524	(462,654)
Other comprehensive income
Foreign currency translation adjustment	(33,303)	(3,202)
Comprehensive income (loss)	$330,221	$(465,856)
Weighted average number of ordinary shares outstanding
Basic and diluted*	5,290,000	4,000,000
Earnings (Loss) per share
Basic and diluted*	$0.07	$(0.12)

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12 — Related party balances and transactions

1. Balance with related parties

a. Deferred revenue

Name of Related Party	Nature	Relationship	June 30, 2025	December 31, 2024
			(Unaudited)
Hang Feng International Holdings Co., Limited	Advance payments received	Major Shareholder of Hang Feng	$81,460	$270,513

b. Due to related parties

Name of Related Party	Nature	Relationship	June 30, 2025	December 31, 2024
			(Unaudited)
YEUNG Sing Yuet Sherry	Loans*	Director of Starchain	$—	$704,728
Hang Feng International Holdings Co., Limited	Payable for transfer of equity**	Major Shareholder of Hang Feng	—	65,700
Hang Feng International Holdings Co., Limited	Loans*	Major Shareholder of Hang Feng	—	475,500
Hang Feng International Holdings Co., Limited	Payment on behalf of the Company	Major Shareholder of Hang Feng	—	117,023
Total			$—	$1,362,951

*	Loans represent interest-free loans that have no specific repayment dates. The company fully repaid the loan owed to YEUNG Sing Yuet Sherry on January 13, 2025. The Company fully repaid the loan owed to Hang Feng International Holdings Co., Limited on April 15, 2025.
**	Payable for transfer of equity represents the amount due to HF Holdings for the acquisition of Shine Property, which was paid on January 28, 2025 (See Note 3).

2. Transactions with related parties

Name of Related Party	Nature	Relationship	For the six months ended June 30, 2025	For the six months ended June 30, 2024
			(Unaudited)	(Unaudited)
Qian Fenglei	Management consulting services	Director and Chairman of the Board of Director	$—	$239,368
Hang Feng International Holdings Co., Limited	Management consulting services	Major Shareholder of Hang Feng	329,358	—
Hang Feng International Holdings Co., Limited	Office rent	Major Shareholder of Hang Feng	89,956	—
Total			$419,314	$239,368

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12 — Related party balances and transactions (cont.)

3. Proceeds from related parties

Name of Related Party	For the six months ended June 30, 2025		For the six months ended June 30, 2024
	Borrowing	Repayment	Borrowing	Repayment
			(Unaudited)	(Unaudited)
YEUNG Sing Yuet Sherry	$—	$(704,728)	$389,333	$—
Hang Feng International Holdings Co., Limited	—	(658,223)	—	—
Total	$—	$(1,362,951)	$389,333	$—

Note 13 — Shareholders’ Equity

Hang Feng was established under the laws of Cayman Islands on October 15, 2024 as an exempt company with limited liability and as a wholly owned subsidiary of HF Holdings. The authorized number of ordinary shares is 500,000,000 shares with a par value of US$0.0001, of which 10,000 were issued on incorporation.

On December 30, 2024, Hang Feng issued an aggregate of 3,225 ordinary shares to five investors (each 645 ordinary shares) for an aggregate consideration of US$5,000,000. At the same time, HF Holdings injected US$1,000,000 into Hang Feng without issuing shares.

On February 24, 2025, the Company effected a stock split at a ratio of 1-to-400 by issuing new shares to its shareholders in the same proportion. After retrospective adjustment for stock splits, there were 5,290,000 and 4,000,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively.

On September 15, 2025, the Company closed its initial public offering (“IPO”) of 1,375,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) on the NASDAQ Capital Market. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The gross proceeds of the IPO were $5,500,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FOFO” on September 12, 2025.

On September 16, 2025, the over-allotment option was exercised in full by the underwriters and the Company issued 206,250 Ordinary Shares, equal to 15% of the total number of the Ordinary Shares sold in the IPO.

Note 14 — Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical factors and the specific facts and circumstances of each matter.

Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

HANG FENG TECHNOLOGY INNOVATION CO., LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 15 — Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the SFC that the Company’s subsidiary, HF IAM, is required to maintain as of June 30, 2025 and the actual amounts of capital that were maintained:

	As of June 30, 2025
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000
HF IAM	100	6,903	3,470	69.03

The Company’s operation subsidiary maintains a capital levels greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the SFC.

Note 16 — Subsequent Events

On July 25, 2025, the Company adopted the 2025 Equity Incentive Plan, which may be amended and restated from time to time, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2025 Equity Incentive Plan is 999,750 ordinary shares. As of the date of these consolidated financial statements were issued, no ordinary shares or any securities convertible into ordinary shares under the 2025 Equity Incentive Plan had been granted or remain outstanding.

On September 15, 2025, the Company closed its initial public offering (“IPO”) of 1,375,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) on the NASDAQ Capital Market. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The gross proceeds of the IPO were $5,500,000, before deducting underwriting discounts and commissions and offering expenses. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FOFO” on September 12, 2025.

On September 16, 2025, the over-allotment option was exercised in full by the underwriters and the Company issued 206,250 Ordinary Shares, equal to 15% of the total number of the Ordinary Shares sold in the IPO.

The Company has analyzed, in accordance with ASC 855-10, its operations through the date these consolidated financial statements were issued, and has determined that, there are no additional material subsequent events to disclose in these unaudited condensed consolidated financial statements other than noted above.